# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C/A

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

   ☑ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

***Name of issuer***
Vital Leaf Inc.

***Legal status of issuer***

     ***Form***
     Corporation

     ***Jurisdiction of Incorporation/Organization***
     Delaware

     ***Date of organization***
     April 22, 2016

***Physical address of issuer***
4207 SE Woodstock Blvd #247, Portland, OR 97206

***Website of issuer***
Vitalleaf.com

***Name of intermediary through which the Offering will be conducted***
MicroVenture Marketplace Inc.

***CIK number of intermediary***
0001478147

***SEC file number of intermediary***
008-68458

***CRD number, if applicable, of intermediary***
152513

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering***
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

***Name of qualified third party "Escrow Agent" which the Offering will utilize***
Evolve Bank & Trust

***Type of security offered***
Crowd Notes

***Target number of Securities to be offered***
N/A

***Price (or method for determining price)***
N/A

***Target offering amount***
$25,000.00
*Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.*

***Oversubscriptions accepted:***
☑   Yes
☐   No

***Oversubscriptions will be allocated:***
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Company's discretion

***Maximum offering amount (if different from target offering amount)***
$250,000.00

*Deadline to reach the target offering amount*
April 12, 2021

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
5

|  | **Most recent fiscal year-end** | **Prior fiscal year-end** |
|---|---|---|
| **Total Assets** | $813,205.00 | $1,092,940.00 |
| **Cash & Cash Equivalents** | $60,371.00 | $412,690.00 |
| **Accounts Receivable** | $71,496.00 | $194,344.00 |
| **Short-term Debt** | $48,417.00 | $43,052.00 |
| **Long-term Debt** | $2,013,912.00 | $1,479,904.00 |
| **Revenues/Sales** | $1,090,030.00 | $549,830.00 |
| **Cost of Goods Sold** | $649,317.00 | $376,214.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -$820,127.00 | -$167,401.00 |

At the end of June 2020, certain convertible note liabilities were converted to equity. Please see the accompanying financial statements (Exhibit A) for additional information.

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**January 28, 2021**


**FORM C/A**

**Up to $250,000.00**

**Vital Leaf Inc.**



**Explanatory Note**

Vital Leaf Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on August 31, 2020, to add a webinar transcript attached hereto as (Exhibit G) and extend the offering end date to April 12, 2021.

The company previously filed an Amendment on October 27, 2020 to include the 2018 and 2019 financial statements for the Company and to add a video transcript attached hereto as (Exhibit F) and on October 27, 2020 to correct the "Aggregate Maximum Offering Amount" listed on Page 5 of this document.

**Crowd Notes**

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Vital Leaf Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*".   In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.   The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary").
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

|  | Price to Investors | Service Fees and Commissions [1][2] | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $100.00 | $5.00 | $95.00 |
| **Aggregate Minimum Offering Amount** | $25,000.00 | $1,250.00 | $23,750.00 |
| **Aggregate Maximum Offering Amount** | $250,000.00 | $12,500.00 | $237,500.00 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.
(2)     MicroVenture Marketplace Inc. will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering in connection with the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at Vitalleaf.com no later than 120 days after the end of the company's fiscal**

**year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C/A is January 28, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE

ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION.  EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.


**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**SPECIAL NOTICE TO CANADIAN INVESTORS**

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

# NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### Forward Looking Statement Disclosure

*This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at Vitalleaf.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Vital Leaf Inc. (the "Company") is a Delaware Corporation, formed on April 22, 2016.

The Company is located at 4207 SE Woodstock Blvd #247, Portland, OR 97206.

The Company's website is Vitalleaf.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

**The Business**

Vital Leaf is a purpose-driven CBD wellness company based in Portland, Oregon that creates ethically sourced and high quality wellness formulas. Products are sold in various brick and mortar retail locations, as well as directly to online customers through ecommerce sales.

**The Offering**

| | |
|---|---|
| **Minimum amount of Crowd Notes being offered** | $25,000 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if minimum amount reached)** | $25,000 Principal Amount |
| **Maximum amount of Crowd Notes** | $250,000 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if maximum amount reached)** | $250,000 Principal Amount |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | April 12, 2021 |
| **Use of proceeds** | See the description of the use of proceeds on page 26 hereof. |
| **Voting Rights** | See the description of the voting rights on page 42 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

## RISK FACTORS

### Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***The development and commercialization of our products is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We rely on other companies to provide raw materials and basic ingredients for our products.***
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or basic ingredient.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Clarice Coppolino, Kristin Bowen, Danae Redhawk, Saki Kridakara, and Christina Sasser who are Creative Director, Controller, Operations Manager, Ditector, and CEO of the Company, respectively. The Company has or intends to enter into employment agreements with Clarice Coppolino, Kristin Bowen, Danae Redhawk, and Christina Sasser although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Clarice Coppolino, Kristin Bowen, Danae Redhawk, Saki Kridakara, and Christina Sasser or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***The Company has broad discretion in the use of the proceeds from this Offering.***

The Company intends to use the proceeds from this offering for the purposes set forth under the section captioned "Use of Proceeds" below. However, our management has broad discretion over how these proceeds are to be used and based on unforeseen technical, commercial or regulatory issues and could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Clarice Coppolino, Kristin Bowen, Danae Redhawk, Saki Kridakara, and Christina Sasser in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Clarice Coppolino, Kristin Bowen, Danae Redhawk, Saki Kridakara, and Christina Sasser die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

### *We have not prepared any audited financial statements.*
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

### *We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.*
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

### *We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.*
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

### *The Company has indicated that it has engaged in certain transactions with related persons.*
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

### *Changes in employment laws or regulation could harm our performance.*
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

### *The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.*
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health

and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.***
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***

14

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.***
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.***
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.***

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

***Substantial disruption to production at our manufacturing and distribution facilities could occur.***

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

***Future product recalls or safety concerns could adversely impact our results of operations.***

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

***The consolidation of retail customers could adversely affect us.***

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.***
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position. The expenses associated with protecting our information could reduce our operating margins.

***Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.***
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are

subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

***CBD-infused products companies are subject to regulatory risks.***
CBD-infused products companies are subject to risks associated with the federal government's and state and local governments' evolving regulation of hemp, hemp oil, CBDs, and CBD-infused products. We can provide no assurance that one or more federal agencies, such as the US Food and Drug Administration (the "FDA"), or state and local governments will not attempt to impose rules, regulations, moratoriums, prohibitions, or other restrictions or impediments upon CBD-infused products companies. Such regulatory action could have a material adverse effect on our Company.

***CBD-infused products may be shown to have negative health and/or safety impacts upon consumers.***
The health and safety impacts of CBDs have not yet been established via traditional scientific and/or clinical studies. If scientific and/or clinical studies ultimately demonstrate negative health and/or safety impacts upon consumers, our Company's business, financial conditions, and results of operations could be materially adversely affected.

***The FDA considers the sale of most CBD-infused products to be illegal.***
The only approved health use of CBD is the seizure drug Epidiolex. The FDA currently prohibits the sale of CBD in any unapproved health products, dietary supplements or food. In deference to the FDA's position, various states and municipalities have similarly declared that the sale of certain CBD-infused products is illegal. There can be no guarantee that this regulatory hostility to CBDs will be resolved favorably to the CBD products industry. Aggressive law enforcement against the CBD industry by federal, state or local authorities and agencies could have a material adverse effect upon our Company.

***Our manufacturing facility is subject to FDA regulations.***
Manufacturers of tobacco and/or cannabis or cannabis related products must comply with FDA regulations which require, among other things, compliance with the FDA's evolving regulations on Current Good Manufacturing Practices ("cGMP(s)"), which are enforced by the FDA through its facilities inspection program. The manufacture of products is subject to strict quality control, testing and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. We cannot guarantee that our current manufacturing facility will pass FDA inspections and/or similar inspections in foreign countries

to produce our products, or that future changes to cGMP manufacturing standards will not also negatively affect the cost or sustainability of our manufacturing facility.

### *Hemp and CBD-infused products are illegal if they exceed 0.3% THC.*

Hemp and CBD-infused products which exceed a THC concentration of 0.3% are illegal. Any failure to keep the THC concentration in hemp or CBD-infused products below 0.3% could subject us to action by regulatory authorities and/or to lawsuits by consumers, which could have a material adverse effect upon our Company's business. In addition, the approval of medical and recreational marijuana by many states has created a situation in which it may be difficult or impossible for regulators and courts to determine whether the THC levels reflected in consumers' blood tests are the result of CBD-infused products or THC-infused products. This may result in regulatory actions or lawsuits that could have a material adverse effect upon our Company's business. Also, certain hemp products may, over time, gradually increase their THC concentration, and this may ultimately cause such products to exceed the 0.3% THC concentration level, making such products illegal in certain jurisdictions. If this happens, we could be subject to regulatory action that could have a material adverse effect upon our Company.

### *A hemp crop can accidentally start growing marijuana.*

Unexpected pollination can easily happen in outdoor fields, given cannabis plants can, given the opportunity, grow abundantly in the wild and their pollen can travel for significant distances.

### *The extraction process for CBD and THC is essentially the same.*

As a consequence, CBD can be contaminated with THC, chemical solvents or pesticides if the extraction process is done improperly.

### *Cannabis remains illegal under Federal law.*

Despite the development of a legal cannabis industry under the laws of certain states, these state laws legalizing medical and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies cannabis as a "Schedule-I" controlled substance and makes cannabis use and possession illegal on a national level. While legislation has been introduced to Congress in the form of the "Marijuana 1-to-3 Act," this legislation has not been passed as of December 1, 2019.  Further, the United States Supreme Court has ruled that the Federal government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis preempts state laws that legalize its use. However, the Obama Administration determined that it is not an efficient use of resources to direct Federal law enforcement agencies to prosecute those lawfully abiding by state laws allowing the use and distribution of medical and recreational cannabis. There is no guarantee that the Trump Administration will not change the Federal government's stated policy regarding the low-priority enforcement of Federal laws in states where cannabis has been legalized. Any such change in the Federal government's enforcement of Federal laws could cause significant financial damage to us and our shareholders.

### *We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.*

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

***Due to our involvement in the cannabis industry, we may have a difficult time obtaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.***

Insurance that is otherwise readily available, such as workers' compensation, general liability, and directors and officer's insurance, may be more difficult for us to find and more expensive. There are no guarantees that we will be able to find such insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

***Assets leased to cannabis businesses may be forfeited to the federal government.***

Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, we may lose all of our assets.

***Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.***

Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the Controlled Substances Act. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

***Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.***

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

***Significant additional labeling or warning requirements may inhibit sales of affected products.***

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

**Risks Related to the Securities**

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***No Guarantee of Return on Investment***
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***There is no present market for the Securities and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a***

*vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.*

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

***You will not have a vote or influence on the management of the Company.***

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.


## BUSINESS

### Description of the Business

Vital Leaf is a purpose-driven CBD wellness company based in Portland, Oregon that works to create ethically sourced and high quality wellness formulas. Products are sold in various brick and mortar retail locations, as well as directly to online customers through ecommerce sales.

**Business Plan**

Vital Leaf plans to continue to grow and firmly root its position as a trusted brand in the CBD marketplace. By connecting through educational leadership and product quality with conscious and ethical LOHAS (lifestyle of health and sustainability) consumers, we hope to continue to secure more loyal, regular customers. We plan to do so by meeting and understanding the needs of consumers and constantly refining and improving product efficacy and price, while adding more functional benefits, innovative new products, with updated product packaging to keep the brand competitive in this ever evolving product channel. The hemp industry, although young, appears to be quickly growing, offering potential opportunities to utilize more advanced and bioavailable cannabinoid technologies in formulations. By sourcing from cost competitive suppliers and co-manufacturers, we hope to reduce costs while improving margins and quality. Vital Leaf plans to increase sales in the brick and mortar retail channel once COVID-19 relaxes and retail re-stabilizes. Further regulatory clarification still needs to be put in place federally in regard to CBD, but we anticipate that there will eventually be more retail opportunities. In the meantime, the focus is geared towards ecommerce customers, which we have found is the primary channel through which people are currently purchasing CBD. Ecommerce sales retain the highest margins for our company since there are no distributor or broker fees, or retail markup. A foundation of site improvements has been implemented with the goal of optimizing the ecommerce shopping experience for customers, and a number of ecommerce marketing initiatives have been instituted in hopes of continuing to drive new customer acquisitions and sales growth this year directly to consumers.

**History of the Business**

A reverse stock split was completed on November 4, 2019, and a conversion of our convertible notes to equity was completed in June 2020.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Hemp Products | Vital Leaf currently produces 17 product SKUs in four product categories: CBD Chocolates, Tinctures, Topicals, and Capsules. These goods are sold in retail stores, as well as online through various ecommerce channels and Vital Leaf's own direct-to-consumer website. | Health and Wellness |

There are currently 17 SKUs in the product catalog, including CBD chocolates, tinctures, topicals, and capsules. We intend to launch a new flavor of CBG enhanced tincture and a CBN enhanced sleep version of our capsules before the end of 2020. In Q1 2021, we hope to launch a new line of organic functional CBD lattes in updated, re-branded packaging. Q2 2021 we hope to complete the phase-in of all SKUs to the new re-branded packaging, as well as the launch of a new coffee flavored chocolate bar SKU. We plan to update the entire chocolate line to increase cannabinoids, with potency being one of the top selling points for many CBD consumers today. In Q3/Q4 2021, we anticipate the launch of additional skincare/topical products (face serum, massage/body oil, and face mask featuring green nano full plant phyto-cannabinoids.) Finally, we are also working to expand into the clean beauty sector.

Vital Leaf has launched its products to retailers in the U.S., as well as through e-commerce platforms. Many brick and mortar retailers that we have distributed to in the past are currently conserving cash and limiting their orders during the pandemic.

**Competition**

The Company's primary competitors are notable brands that source organically and ethically produced hemp, such as RE Botanicals, Bluebird Botanicals, and NuLeaf Naturals.

While there are many competitors in the CBD industry, Vital Leaf hopes to stand out for its clean ingredient sourcing standards, and more specifically regeneratively sourced ingredients (including Oregon sun-grown hemp and cacao from a regenerative cooperative in Ecuador). Not only do we believe that these ingredients lend themselves to an incredibly pleasurable taste and experience, but they may also appeal to ethical consumers, offering a compelling product story that allows shoppers to vote with their dollars.

**Customer Base**

Vital Leaf takes a "Plant Forward CBD" approach, which taps into the plant-based industry/consumer trend. We believe this demographic is fueling the functional foods and plant-based, clean beauty sectors all of which we are currently aligned with and plan to incorporate more products that fall under these sectors. We seek to target the following demographics:

- Informed, health-conscious, wellness-minded consumers that have an appreciation for quality, intentionally formulated products, high sourcing standards. Consumers that seek to live a healthy, vibrant life. Smart consumers, label readers with discerning tastebuds.
- Value-driven consumers - Consumers that like to spend their money at ethical or socially minded and transparent businesses. Will pay a premium for high quality products, upscale product packaging, high standards of ingredient sourcing, functional ingredients/formulations that help obtain a healthier lifestyle and greater wellbeing
- Age range: 20-48 (majority of target customers are considered a "Millennial" (currently age 20-40 years old / born between 1980-2000).

We also resonate with and are welcoming/inviting to consumers 50-65+, but the aesthetic of the brand is more focused on attracting the eye of consumers that fall within the Millennial generation or 20-48 age range.

**Intellectual Property**

The Company owns trade secrets, trade dress and other intellectual property associated with its proprietary products, formulas, designs, processes, know-hows and operations.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 4207 SE Woodstock Blvd #247, Portland, OR 97206.

The Company operates in Oregon and sells its products nationwide.

The Company has the following subsidiaries:

| Name | Entity Type | Location of Formation | Date of Formation | % Owned by Company |
|------|-------------|-----------------------|-------------------|--------------------|
| Sovereign Medicinals Inc | C-Corporation | Oregon | November 1, 2016 | 100.0% |

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|-----------------|------------------------------|--------------------------|------------------------------|--------------------------|
| Intermediary Fees | 5.00% | $1,250 | 5.00% | $12,500 |
| General Marketing | 23.75% | $5,937 | 23.75% | $59,375 |
| Manufacturing | 23.75% | $5,937 | 23.75% | $59,375 |
| Future Wages | 23.75% | $5,937 | 23.75% | $59,375 |
| General Working Capital | 23.75% | $5,939 | 23.75% | $59,375 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$250,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the offering and are due in advance of the closing of the offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its discretion.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Christina Sasser

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

CEO & Member of Board of Directors - Vital Leaf, Apr. 2016 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Founder and Owner - Activation Foods, Jan. 2012 - Present
     Produces high-vibrational, organic, local, and seasonal superfood products

Curator and Producer - The Nourishment Lab, June 2015 - Present
     Curates a collaborative, interactive, and educational cooking school

*Education Experience*

University of Oregon

*Name*

Saki Kridakara

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Member of Board of Directors - Vital Leaf, Apr. 2016 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Financial Analyst - Private Investment Syndicate, Jan. 2011 - Present
     Ensures deal flow, develops financial models, and directs investments for the syndicate

Investor Member and Mentor - The ArcView Group, Aug. 2015 - Present
     Works with companies to create detailed financial models and compelling investor presentations.

***Education History***

Louisiana State University

---

***Name***

Hendrik Jacobus Janse van Rensburg

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Member of Board of Directors - Vital Leaf, March 2020 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

President – Vital Leaf, Apr. 2016 – Aug. 2020
     Led company through day-to-day operations

***Education Experience***

University of Pretoria

---

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Christina Sasser

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

CEO & Member of Board of Directors - Vital Leaf, Apr. 2016 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Founder and Owner - Activation Foods, Jan. 2012 - Present
  Produces high-vibrational, organic, local, and seasonal superfood products

Curator and Producer - The Nourishment Lab, June 2015 - Present
  Curates a collaborative, interactive, and educational cooking school

*Education Experience*

University of Oregon

---

*Name*

Kristin Bowen

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

May 2020 - Present
Controller & Investor Relations Assistant

February 2019-April 2020
Bookkeeper

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Feb 2019 - Present
Vital Leaf

2007-2018
Founder
One Root LLC & Sun Gate Center, Portland, OR

2005 to 2008
Grant Writer for 501c3 Fundraising
Fuego - Portland, OR

2005-2007
Bookkeeper
Yoga Shala, Portland, OR

*Education Experience*

Master of Arts in Teaching
Concordia University - Portland, OR, April 2018

Master of Arts in Environmental Policy and Analysis
Boston University, Massachusetts, December 2000

Bachelor of Science in Biology, English Minor
Bucknell University, Pennsylvania, March 1995

---

### *Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### Employees

The Company currently has 5 employees in Oregon.

### CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
|---|---|
| **Amount outstanding** | 2,161,999 |
| **Amount Authorized** | 6,000,000 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | none |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 50.4% |

| Type of security | Preferred Stock |
|---|---|
| **Amount outstanding** | 2,124,435 |
| **Amount Authorized** | 3,000,000 |
| **Voting Rights** | The preferred stock will vote together with the common stock and not as a separate class except as specifically provided herein or as otherwise required by law. The holder of each share of preferred stock shall have a number of votes equal to the number of shares of common stock then issuable upon conversion of such shares of preferred stock. |
| **Anti-Dilution Rights** | none |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 49.6% |

The Company has the following debt outstanding:

| Type of debt | Loan |
|---|---|
| **Name of creditor** | 2budz Holding, LLC |
| **Amount outstanding** | $150,000.00 |
| **Interest rate and payment schedule** | 8% |
| **Amortization schedule** | The greater of $3000 per month or 5% of gross sales of the preceding month starting August 10, 2020; monthly payments may be deferred or suspended by mutual agreement of the Parties, provided that the Note Rate continues to accrue during such deferral or suspension. |
| **Describe any collateral or security** | N/A |
| **Maturity date** | None |
| **Other material terms** | The creditor is a holder of shares of preferred stock of the Company. |

| | |
|---|---|
| **Type of debt** | Line of credit |
| **Name of creditor** | BlueVine |
| **Amount outstanding** | $65,541.00 |
| **Interest rate and payment schedule** | 23.3% |
| **Amortization schedule** | $5,722 per month |
| **Describe any collateral or security** | All Client's now owned and hereafter acquired Accounts, Chattel Paper, Goods (including Inventory and Equipment), Instruments, Investment Property, Documents, Letter of Credit Rights, Commercial Tort Claims, Deposit Accounts, and General Intangibles, all cash and non-cash proceeds (including insurance proceeds) thereof, all products thereof and all additions and accessions thereto, substitutions therefor and replacements thereof. |
| **Maturity date** | N/A |
| **Other material terms** | To secure the Obligations, Client hereby grants to Celtic and to Bluevine, as the collateral agent for Celtic, a continuing first priority security interest in the Collateral. Client hereby irrevocably consents to Bluevine (and any successor to Bluevine designated by Celtic) serving as collateral agent for Celtic and performing any and all acts in connection with such role and hereby acknowledges that Celtic may (1) grant Bluevine a participation in the Obligations and the security interest in the Collateral, and/or (2) assign such Obligations and security interest to Bluevine, and Client hereby irrevocably consents to any such grant and/or assignment and, in addition to the provisions of section 6.1.6 hereof, to the filing of any financing statements or other documents, whether prior to, in connection with, or following any such grant and/or assignment, as may be necessary or desirable to effect or evidence any such grant and/or assignment. |

| Type of debt | Loan |
|---|---|
| Name of creditor | Business Backer |
| Amount outstanding | $11,525.00 |
| Interest rate and payment schedule | 5.2% monthly |
| Amortization schedule | $3,247 per month |
| Describe any collateral or security | All assets of Merchant, whether now owned or hereafter acquired and wherever located, including, but not limited to: all accounts, chattel paper, commercial tort claims, documents, equipment, farm products, fixtures, general intangibles, instruments, inventory, investment property and letter of-credit rights |
| Maturity date | November 2020? |
| Other material terms | To secure the performance of each Merchant Party's obligations to TBB under this Agreement (and any amendments to this Agreement), Merchant grants to TBB a security interest in all of Merchant's accounts (other than the purchased Receivables). |

| | |
|---|---|
| **Type of debt** | Bank loan |
| **Name of creditor** | SBA EIDL |
| **Amount outstanding** | $158,900.00 |
| **Interest rate and payment schedule** | 3.75% |
| **Amortization schedule** | Monthly installment payments, including principal and interest, of $731.00 beginning twelve (12) months from the date of the promissory note (5/21/2020) |
| **Describe any collateral or security** | all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. |
| **Maturity date** | May 2050 |
| **Other material terms** | For loan amounts of greater than $25,000, Borrower hereby grants to SBA, the secured party hereunder, a continuing security interest in and to any and all "Collateral" as described herein to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called "Obligations"). |

| | |
|---|---|
| **Type of debt** | Notes |
| **Name of creditor** | Anthony Galvan |
| **Amount outstanding** | $17,193.00 |
| **Interest rate and payment schedule** | 8% |
| **Amortization schedule** | $1,500 per month |
| **Describe any collateral or security** | None |
| **Maturity date** | July 2021 |
| **Other material terms** | None |

| | |
|---|---|
| **Type of debt** | Credit Card |
| **Name of creditor** | Wells Fargo ending 0841 |
| **Amount outstanding** | $14,000.00 |
| **Interest rate and payment schedule** | 13% for purchases and 24% for cash advances |
| **Amortization schedule** | Minimum payment varies depending on the balance amount |
| **Describe any collateral or security** | N/A |
| **Maturity date** | N/A |
| **Other material terms** | N/A |

| | |
|---|---|
| **Type of debt** | Bank loan |
| **Name of creditor** | SBA PPP (VL) |
| **Amount outstanding** | $30,000.00 |
| **Interest rate and payment schedule** | 1% |
| **Amortization schedule** | TBD in January 2021 by SBA |
| **Describe any collateral or security** | None |
| **Maturity date** | TBD in January 2021 by SBA |
| **Other material terms** | 60% is subject to forgiveness; The actual amount of loan forgiveness will depend, in part, on the total amount of payroll costs, payments of interest on mortgage obligations |

| | |
|---|---|
| | incurred before February 15, 2020, rent payments on leases dated before February 15, 2020, and utility payments under service agreements dated before February 15, 2020, over the eight-week period following the date of the loan.   However, not more than 25 percent of the loan forgiveness amount may be attributable to non-payroll costs. |

| | |
|---|---|
| **Type of debt** | Bank loan |
| **Name of creditor** | SBA PPP (SM) |
| **Amount outstanding** | $61,000.00 |
| **Interest rate and payment schedule** | 1% |
| **Amortization schedule** | TBD in January 2021 by SBA |
| **Describe any collateral or security** | none |
| **Maturity date** | TBD in January 2021 by SBA |
| **Other material terms** | 60% is subject to forgiveness; The actual amount of loan forgiveness will depend, in part, on the total amount of payroll costs, payments of interest on mortgage obligations incurred before February 15, 2020, rent payments on leases dated before February 15, 2020, and utility payments under service agreements dated before February 15, 2020, over the eight-week period following the date of the loan.   However, not more than 25 percent of the loan forgiveness amount may be attributable to non-payroll costs. |

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Notes | 24 | $1,385,000.00 | Startup Expenses, Marketing, | January , 2017 – June 2020 | Rule 506(b) |

| | | | Manufacturing, Payroll. | | |
|---|---|---|---|---|---|

## Ownership

Vital Leaf is owned by the original founders, advisors, and a number of outside investors.

No beneficial owners of the issuer's outstanding voting equity securities own 20% or more of those securities.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

Due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief, the Company has provided financial information certified by its principal executive officer instead of financial statements reviewed by a public accountant that is independent of the issuer.

**Recent Tax Return Information for Vital Leaf Inc. and subsidiaries:**

| Total Income | Taxable Income | Total Tax |
|---|---|---|
| $1,095,955.00 | -$1,315,724.00 | $0.00 |

## Operations

Now that we have market proven products, our goal is to increase sales and manufacturing at scale to increase our margins. Cost of goods have already been significantly reduced throughout the last several years of business growth as the cost of cannabinoids have continually decreased. Furthermore, the company hopes to continue to run lean, in terms of overhead and inventory, working with smaller co-manufacturers until eventually moving into higher volume production to run in Good Manufacturing Practice (GMP) compliant co-manufacturers. Another way that we hope to achieve improved margins is through increased ecommerce sales where the company retains a larger margin of the sale vs. retail sales where broker fees and retailer markup are involved.

## Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as the Offering proceeds will augment our cash on hand and will be used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the short term.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to 250,000.00 in principal amount of Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 12, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the

Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

### *Commission/Fees*

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

### *Stock, Warrants and Other Compensation*

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our organizational documents and the Crowd Note in conjunction with the following summary information.

**Authorized Capitalization**

See "CAPITALIZATION AND OWNERSHIP" above.

**General**

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

**Events Triggering Conversion of Crowd Notes**

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing, which we define below.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

**Qualified Equity Financing**

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(A) the product of (1) one minus any applicable Discount (which is 20%), and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap ($5 million), as defined below by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

**Corporate Transaction and Corporate Transaction Payment**

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above) that, you will receive an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount). If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

## Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

## Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

## IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

## No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

## Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the

Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**

The Company does not have the right to repurchase the Securities.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Loans*

| Related Person/Entity | 2budz Holding, LLC |
| --- | --- |
| Relationship to the Company | 18% Owner |
| Total amount of money involved | $150,000.00 |
| Benefits or compensation received by related person | 8% interest |
| Benefits or compensation received by Company | Working capital |
| Description of the transaction | Loaned $150,000 to Vital Leaf for working capital; 2budz receives 8% interest on the loan |

| Related Person/Entity | Christina Sasser |
| --- | --- |
| Relationship to the Company | CEO & Founder |
| Total amount of money involved | $18,000.00 |
| Benefits or compensation received by related person | none |
| Benefits or compensation received by Company | Temporarily covered certain expenses of the company |
| Description of the transaction | Christina Sasser, the company's Founder, agreed to temporarily cover certain expenses of the company totaling $18,000 and is owed the amount as reimbursement |

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**OTHER INFORMATION**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christina Sasser
(Signature)

Christina Sasser
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Christina Sasser
(Signature)

Christina Sasser
(Name)

CEO
(Title)

1/28/21
(Date)

I, Christina Sasser, being the founder of Vital Leaf Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2018 and December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2019.

/s/Christina Sasser
(Signature)

Christina Sasser
(Name)

CEO
(Title)

1/28/21
(Date)

**EXHIBITS**

Exhibit A  Financial Statements
Exhibit B  Company Summary
Exhibit C  Subscription Agreement
Exhibit D  Crowd Notes
Exhibit E  Pitch Deck
Exhibit F  Video Transcript
Exhibit G  Webinar Transcript

**EXHIBIT A**
**Financial Statements**

**Consolidated Balance Sheet**
**As Of December 31, 2018**

| | |
|---|---:|
| VITAL LEAF TOTAL ASSETS | 871,718 |
| *Eliminate Intercompany Investment* | *(495,532)* |
| SMEDS TOTAL ASSETS | 716,754 |
| **TOTAL ASSETS** | **1,092,940** |
| | |
| VITAL LEAF LIABILITIES | 1,487,617 |
| SMEDS LIABILITIES | 530,871 |
| *Eliminate Intercompany Investment* | *(495,532)* |
| **TOTAL LIABILITIES** | **1,522,956** |
| | |
| VITAL LEAF EQUITY | (630,299) |
| SMEDS EQUITY | 200,283 |
| **TOTAL EQUITY** | **(430,016)** |
| | |
| **TOTAL LIABILITIES & EQUITY** | **1,092,940** |

## Consolidated Balance Sheet
## As Of December 31, 2019

| | |
|---|---:|
| Vital Leaf ASSETS | 605,552 |
| *Eliminate Intercompany Investment* | (440,093) |
| SMeds  ASSETS | 647,746 |
| **TOTAL ASSETS** | **813,205** |
| | |
| Vital Leaf LIABILITIES | 1,837,994 |
| SMeds LIABILITIES | 664,487 |
| *Eliminate Intercompany Investment* | (440,093) |
| **TOTAL LIABILITIES** | **2,062,388** |
| | |
| VITAL LEAF EQUITY | (1,232,442) |
| SMEDS EQUITY | (16,741) |
| **TOTAL EQUITY** | **(1,249,183)** |
| | |
| **TOTAL LIABILITIES & EQUITY** | **813,205** |

# Consolidated Cash Flow Statement

Jan - Dec 2018

|                                              | Total       |
|----------------------------------------------|-------------|
| **NET INCOME**                               | **(167,401)** |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | **(587,248)** |
| **NET CASH PROVIDED BY INVESTING ACTIVITIES** | **(80,988)** |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | **957,997** |
| **NET CASH INCREASE FOR PERIOD**             | **289,761** |


Consolidated
## Cash Flow Statement Jan - Dec 2019


**Total**

| | |
|---|---:|
| **NET INCOME** | **(820,127)** |
| **NET CASH PROVIDED BY OA** | **(684,585)** |
| **TOTAL CASH FROM INVESTING ACTIVITIES** | **5,886** |
| **TOTAL CASH FROM FINANCING ACTIVITIES** | **333,181** |
| **NET CASH INCREASE FOR PERIOD** | **(345,518)** |

## Consolidated
## Profit & Loss Jan - Dec 2018

|  | Total |
|---|---|
| **INCOME** | **549,830** |
| **COGS** | **376,214** |
| **GM** | **173,616** |
| **EXPENSES** | **339,368** |
| **Net Operating Income** | **(165,752)** |
| *Net Other Income* | *(1,649)* |
| **NET INCOME** | **(167,401)** |

**Notes:**

*Intercompany rent income and rent expense removed

Consolidated
# Profit & Loss Jan - Dec 2019

| | Total |
|---|---|
| **INCOME** | **1,090,030** |
| | |
| **COGS** | **649,317** |
| | |
| **GM** | **440,713** |
| | |
| **EXPENSES** | **1,105,599** |
| | |
| **NET OPERATING INCOME** | **(664,886)** |
| NET OTHER INCOME | (155,241) |
| **NET INCOME** | **(820,127)** |

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE PERIODS ENDED DEC 31 2017, DEC 31 2018, AND DEC 31, 2019

| | Common Stock | | Additional Paid in Capital | Retained Earnings | Total Stockholders Equity |
|---|---|---|---|---|---|
| | Number | Amount | | | |
| **Balance at Dec 31, 2017** | **5,280,000** | | **$15,000** | **-$277,678** | **-$262,678** |
| **Issuance of Stock** | **1,206,000** | | $63 | | |
| *addition founder issuance July 2018* | | | | | |
| **Net Income 2018** | | | | -$167,401 | |
| **Balance at Dec 31, 2018** | **6,486,000** | | **$15,063** | **-$445,079** | **-$430,016** |
| **Issuance of Stock** | | | | | |
| **Net Income 2019** | | | | -$820,127 | |
| *reverse stock split 1-3* | | | | | |
| **Balance at Dec 31, 2019** | **2,162,000** | | **$15,063** | **-$1,264,246** | **-$1,249,183** |

**NOTE 1 - Nature of Operations**

Vital Leaf Inc. is a C-corporation that was incorporated in Delaware on April 22, 2016 and is headquartered in Portland, Oregon. The company manufactures a hemp based line of CBD wellness products that are sold on Vital Leaf's direct-to-consumer website and in natural grocery stores. The product categories: CBD Chocolates, Tinctures, Topicals, and Capsules.

The company's operations are run using a wholly owned subsidiary, Sovereign Medicinals, Inc, which handles all manufacturing and fulfillment operations.

**NOTE 2 - Summary of Significant Accounting Policies**

**Basis of Presentation:** The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

The Financials statements include consolidated results from Vital Leaf, Inc and wholly owned subsidiary, Sovereign Medicinals, Inc.

**Use of Estimates:** The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S., or GAAP, requires our management to make judgments, assumptions and estimates that affect the amounts of revenue, expenses, income, assets and liabilities, reported in our consolidated financial statements. Actual results could differ from those estimates.

**Fair Value of Financial Instruments:** Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

● Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

● Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

● Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

**Revenue Recognition:** The Company recognizes revenue when the following conditions are met.

1) An order has been placed or other agreement exists.
2) Shipment has occurred.
3) The prices are fixed or determinable with discounts and allowances already applied.
4) Collection of the invoiced amounts is reasonably assured.

**Cash and Cash Equivalents** consists of its cash on hand and bank balances.

**Inventory** is stated at the purchase price for raw materials, and at the cost of goods sold for finished, sellable products. It is accounted for using the first-in-first-out method.

**Accounts Receivable and Allowance for Uncollectible Accounts:** The company has a 97% collection rate on it's Accounts Receivable. It has an allowance for losses on accounts receivable deemed to be uncollectible after 120 days. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts.

**Advertising and Marketing Costs:** The Company's marketing and advertising costs are expensed as incurred and budgets 5% of sales.

**Shipping and Handling Costs** Shipping and Handling Costs are included in the cost of goods sold for all periods presented.

**Debt** The company has approximately $460K in debt, which is comprised of 39% in long term SBA loans, 36% from founders or material stock holders loans, and 25% owed to commercial lenders.

**Note Conversion** At the end of June 2020, $1,718,527 of convertible note liabilities were converted to equity.

**Taxes** The Company currently has an accumulated net operating loss of $751,300, which it will benefit from by reducing taxable income in future tax years.

## Note 3 - Commitments And Contingencies

The company expects to sign a 3-5 year lease on a new facility in November 2020 with an expected monthly rent in of $3300

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 4 - Stockholders' Equity

Current Stockholders' Equity as of July 2020 is $172K, based on the NOLS. The company has issued 2,162,000 shares of common stock and 2,124,435 preferred shares.

## NOTE 5 - Related Party Transactions

One of the company's officers and cofounder, Christina Sasser, carried company debt totalling $9,228.15 for Vital Leaf and $18,253.19 for Sovereign Medicinals at the end of 2019. Reimbursement of this debt occurred regularly on bi-weekly payroll throughout 2019 and then regular weekly repayment began via $250 interest-free installments in early 2020. The Company currently is paying down the loan by $400 weekly with the final payment scheduled for the first week of July 2021.

The company's largest shareholder 2budz holding is owed $150,000 which a scheduled payment of $3000 monthly beginning in September 2020 with accelerated payments upon a liquidation event.

**Going Concern Matters.** Financial statements are prepared assuming the Company will continue as a going concern, which contemplates the recoverability of accounts receivable and the satisfaction of liabilities in the normal course of business. The Company receives payment prior to shipment for online sales and offers net-30 to brick and mortar wholesale accounts with credit application review.

**Risks and Uncertainties.** The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, limited operating history, manufacturing complexities and changes to consumers needs and tastes. The company's current product line uses hemp extracts, which is subject to an undetermined regulatory landscape.

## EXHIBIT B
## Company Summary



MicroVentures



**Company:** Vital Leaf

**Market:** CBD Products

**Product:** Line of organic, CBD-infused chocolates, tinctures, body balm, and capsules

## Company Highlights
- Products sold in over 300 retail locations across the U.S.
- Retailers and partners include Wegmans, New Seasons Market, New Leaf Community Market, National Co+op Grocers, and Good Earth Natural Foods
- Has raised over $1.38 million from angel investors
- Products featured in POPSUGAR, Thrive Magazine, and MJ Lifestyle, among others

**EXECUTIVE SNAPSHOT**

Vital Leaf is a purpose-driven CBD wellness company that infuses the healing potential of phytocannabinoid-rich hemp extract into its products, hoping to help support the user's wellbeing with carefully sourced, natural products. Currently, the company produces CBD-infused chocolate, Elixir Drop tinctures, capsules, and body balm. Vital Leaf's products are sold in over 300 retail locations across the U.S. Select retailers include Wegmans, New Seasons Market, New Leaf Community Market, National Co+op Grocers, and Good Earth Natural Foods. To date, Vital Leaf has raised $1,385,000 from angel investors. With the proceeds of the raise, Vital Leaf hopes to launch several new product offerings to meet consumer demands in hopes of accelerating growth. These include a new line of CBD latte beverages and several topical formulations for a clean skincare line. The company also plans to launch a new, updated re-branded product packaging across its brand family and expand upon its current chocolate bar line to offer a new flavor option and higher potencies. Additionally, Vital Leaf plans to expand upon its capsule offerings to address specific functions with the addition of supplemental hemp cannabinoids and functional botanicals. With these refinements to the brand identity and product offerings, Vital Leaf hopes to strengthen its position as a competitive brand in the CBD market.



 

  

*You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing.* The perks below, subject to [Regulation CF investment limits](#), are not inclusive of lower dollar amount perks, except where otherwise noted.

| Tier 1 $250+ | Tier 2 $500+ | Tier 3 $1,000+ | Tier 4 $2,500+ |
|---|---|---|---|
| Bundle of chocolates: all 1.7 oz bars + variety pack | Bundle of chocolates: all 1.7 oz bars + variety pack | 25% Personalized discount code for 1 year | 25% Personalized discount code for 1 year |
| 1 each flavor of 250mg Elixirs | 1 each flavor of 250mg Elixirs | Culinary Bundle<br>• Branded Apron<br>• Branded to-go cup/thermos<br>• Matcha from a Portland-based company (Mizubat)<br>• Case of Large Classic Dark Chocolate Bars<br>• 500mg Cardamom Rose Elixir Drops<br>• Vital Leaf Recipe Cards | Full suite of Vital Leaf products<br>• 1 each flavor of 250mg Tincture<br>• 1 each flavor 1.7 Oz Chocolate<br>• 1 each scent Body Balm<br>• 1 30-ct Capsule |
| | Rest & Restore Bundle<br>• Unwind Body Balm<br>• Artisan Soap<br>• Dry Brush<br><br>OR<br><br>Invigorate & Renew Bundle<br>• Relieve Body Balm<br>• Artisan Soap<br>• Dry Brush | | Testing R&D Products before launch & offering feedback |



MicroVentures

| Tier 5 $5,000+ | Tier 6 $10,000+ | Tier 7 $20,000+ |
|---|---|---|
| 25% Personalized Discount Code for life | 30% Personalized Discount Code for life | 30% Personalized Discount Code for life |
| Full suite of Vital Leaf products<br>• 1 each flavor of 250mg Tincture<br>• 1 each flavor 1.7 Oz Chocolate<br>• 1 each scent Body Balm<br>• 1 30-ct Capsule | Full suite of Vital Leaf products<br>• 3 each flavor of 250mg Tincture<br>• 3 each flavor 1.7 Oz Chocolate<br>• 3 each scent Body Balm<br>• 3 30-ct Capsule | Full suite of Vital Leaf products<br>• 3 each flavor of 250mg Tincture<br>• 3 each flavor 1.7 Oz Chocolate<br>• 3 each scent Body Balm<br>• 3 30-ct Capsule |
| Culinary Bundle<br>• Branded Apron<br>• Branded to-go cup/thermos<br>• Matcha from a Portland-based company (Mizubat)<br>• Vital Leaf Recipe Cards | Culinary Bundle<br>• Branded Apron<br>• Branded to-go cup/thermos<br>• Matcha from a Portland-based company (Mizubat)<br>• Vital Leaf Recipe Cards | Culinary Bundle<br>• Branded Apron<br>• Branded to-go cup/thermos<br>• Matcha from a Portland-based company (Mizubat)<br>• Vital Leaf Recipe Cards<br>• Testing R&D Products before launch & offering feedback |
| Testing R&D Products before launch & offering feedback | Testing R&D Products before launch & offering feedback<br><br>Virtual Meet-and-Greet with founder team | Virtual Meet-and-Greet with founder team<br><br>Tour an Oregon hemp farm<br><br>Hemp farm-yard catered dinner with CEO - dessert to spotlight Vital Leaf products |

## COMPANY SUMMARY

### Opportunity

The consumer wellness industry is expected to expand rapidly between 2019 and 2024, with forecasted growth of almost $1.3 trillion.[i] Consumers are increasingly incorporating wellness values into their lives in unique, intentional ways as more of consumers' behaviors are being driven by the pursuit of activities that promote physical and mental well-being.[ii] Cannabis and CBD-infused products comprise one such market segment that many industry experts are pointing to as having the potential to be widely adopted by wellness-focused consumers. [iii]

In 2018, the U.S. Farm Bill designated hemp (from which cannabidiol [CBD] is derived) as an agricultural crop, making it legal to farm nationwide.[iv] According to a study by Harvard University, CBD is commonly used to address a variety of health issues, including anxiety, insomnia, and chronic pain.[v] Due to an increase in consumer interest,



companies began bringing CBD-based products, such as CBD-infused oils and drops, to market to meet growing demand.[vi]

Vital Leaf is a purpose-driven CBD wellness company that infuses the healing potential of phytocannabinoid-rich hemp extract into its products, aiming to help support the user's wellbeing with carefully sourced, natural products. Currently, the company offers CBD infused chocolate, drop tinctures, body balm, and capsules. In the future, the company plans to expand its suite of products to include mints, gummies, drink packets, face serums and more.

## Product

Vital Leaf offers customers a variety of CBD-infused products in hopes of helping users enhance their wellbeing. Vital Leaf's functional CBD wellness products are plant-based, gluten-free, non-GMO, made with organic ingredients, and infused with Oregon-grown full-spectrum hemp extract. Currently, the company produces CBD-infused chocolate, Elixir Drop tinctures, capsules, and body balms.



*Chocolate*

Vital Leaf's artisan CBD chocolates are meant to be a decadent experience, free of refined-sugars, artificial flavors, or common allergens. The chocolates, are low-glycemic, made with organic and ethically-sourced ingredients, sweetened with coconut palm sugar, and infused with full spectrum phytocannabinoid-rich hemp extract. In order to procure the highest quality beans with a positive impact on the communities that grow them, Vital Leaf's cacao beans are sourced from a farming cooperative in Ecuador, in partnership with a direct-trade specialty importer. Vital Leaf currently offers individual large bars with 100mg of CBD (10 servings of 10mg), mini bars with 30mg of CBD, and a Variety Pack of three mini bars containing 30mg CBD each. Vital Leaf CBD chocolate bars are available in Classic Dark, Quinoa Crunch, and Roasted Hazelnut & Sea Salt.









classic
DARK
CBD CHOCOLATE BAR

**Classic Dark**

With 73% cacao, infused with phytocannabinoid-rich full-spectrum hemp extract, and sweetened with organic coconut sugar, this bar is an incredibly smooth and guilt-free way to indulge in your daily Dose of Vitality!

Ingredients: Organic fair-trade cacao paste, organic fair-trade cacao butter, organic coconut sugar, phytocannabinoid-rich full-spectrum hemp extract, organic vanilla bean, sea salt

DARK
TOASTED QUINOA
CRUNCH
CBD CHOCOLATE BAR

**Dark Toasted Quinoa Crunch**

This healthy twist on the crispy crunchy variety of chocolate bar is made with 73% cacao and sweetened with organic coconut sugar. Toasted popped quinoa gives this bar the satisfying crunch that traditional popped rice chocolate bars do!

Ingredients: Organic fair-trade cacao paste, organic fair trade cacao butter, organic coconut sugar, organic popped quinoa, phytocannabinoid-rich full-spectrum hemp extract, organic vanilla bean, sea salt

roasted
HAZELNUT
& sea salt
CBD CHOCOLATE BAR

**Roasted Hazelnut & Sea Salt**

An ode to its home state of Oregon, this hearty bar is a sweet, smoky, and salty hazelnutty treat made with 73% Cacao, infused with phytocannabinoid-rich full-spectrum hemp extract, and sweetened with organic coconut sugar.

Ingredients: Organic fair-trade cacao paste, organic fair-trade cacao butter, organic coconut sugar, organic Oregon-grown lightly roasted hazelnuts (tree-nut), phytocannabinoid-rich full-spectrum hemp extract, alder-smoked sea salt

*Elixir Drop Tinctures*

Vital Leaf's Elixir Drops tinctures are formulated with full-spectrum phytocannabinoid-rich hemp extracts from organic, non-GMO hemp plants, with the goal of delivering a truly clean experience and optimal absorption. Each Elixir Drops tincture contains a blend of organic coconut-derived MCT (medium chain triglyceride) oil and CBD-rich hemp extract, enhanced with a sweet hint of the ancient Chinese medicinal herb, Lo Han Guo (monk fruit), and pure organic flavor extracts. Currently, Vital Leaf's Elixir Drops tinctures are available in two flavors: Chocolate Mint and Rose Cardamom Vanilla, with dosages varying from 250mg to 1,000mg of CBD.







CBD
ELIXIR
DROPS
500MG

Chocolate Mint

Delicious splashed right onto your tongue and also a great add-in to your favorite warm drink or smoothie. This creamy Chocolate Mint flavor works especially well with coffee, hot cocoa, and tea. When taking the drops directly, hold the drops in your mouth for at least 10 seconds for an optimal experience.

Ingredients: Organic coconut-derived MCT oil, proprietary blend of organically grown full-spectrum phytocannabinoid-rich hemp extracts, monk fruit (Lo Han Guo),theobroma cacao extract, wild-harvested peppermint extract

CBD
ELIXIR
DROPS
500MG

Rose Cardamom Vanilla

A creamy chai-like flavor is delicious on its own and also a great add-in to your favorite beverage or dessert. It's a popular flavor to add to lattes, hot cocoa, chai, and golden milk. When taking the drops directly, hold the drops in your mouth for at least 10 seconds for an optimal experience.

Ingredients: Organic coconut-derived MCT oil, proprietary blend of organically grown full-spectrum phytocannabinoid-rich hemp extracts, monk fruit (Lo Han Guo), vanilla extract, rose extract, cardamom extract.

*Body Balm*

Vital Leaf also offers balms for users who seek a topical method of CBD intake. The company's balm is formulated with organic shea butter, organic cacao butter, arnica, and full-spectrum, phytocannabinoid-rich hemp extract, and organic, wildcrafted botanical oils. Further, they are free of artificial fragrances and colors, phthalates, silicones, parabens, and sulfates. Each balm jar is 3.4 oz. and contains 500mg of CBD. Vital Leaf offers two balm formulas: Relieve, for an uplifting blend of grapefruit, neroli, and cardamom and Unwind for soothing, calming blend of chamomile, lavender, and sage.





| BODY
CBD BALM
RELIEVE
500MG | BODY
CBD BALM
UNWIND
500MG |
|---|---|
| **Relieve** | **Unwind** |
| The Relieve formula features a revitalizing combination of neroli, grapefruit, cardamom, and petitgrain. Organic essential oils are sourced from Medicine Flower, an Oregon-based, woman-owned ethical botanicals company. | This relaxing formula features a dreamy combination of chamomile, lavender, sage, sweet orange, cedarwood, and frankincense organic essential oils. Organic essential oils are sourced from Medicine Flower, an Oregon-based, woman-owned ethical botanicals company. |
| Ingredients: organic shea butter, organic olive oil, organic coconut oil, candelilla wax, organic arnica extract, phytocannabinoid-rich full-spectrum hemp extracts, vitamin e, organic essential oils of neroli, grapefruit, cardamom, and petitgrain | Ingredients: organic shea butter, organic olive oil, organic coconut oil, candelilla wax, organic arnica extract, phytocannabinoid-rich full-spectrum hemp extracts, vitamin e, organic essential oils of lavender, sweet orange, chamomile, sage, frankincense, and cedarwood |



*Capsules*

Vital Leaf offers broad-spectrum, THC-free CBD capsules. Each capsule contains 25mg of $CO_2$ extracted, water-soluble CBD from organically grown, non-GMO hemp for delivery to the bloodstream, through the digestive tract and to the human endocannabinoid system. Vital Leaf's capsules are preservative-free, vegan, and lab-tested.

Vital Leaf CBD capsules offer customers a discreet and predictable dosing method that serves as a simple, flavorless daily regimen or to be taken as needed. Currently, Vital Leaf offers capsules in travel-friendly packets containing two 25mg capsules, as well as a 30-capsule bottle (750mg total).





## Use of Proceeds

Vital Leaf anticipates allocating the proceeds of this crowdfunding raise to the following categories:
- General Marketing – 23.75%
- Manufacturing – 23.75%
- Future Wages – 23.75%
- General Working Capital – 23.75%
- Intermediary Fees – 5.00%



*General Marketing*

Proceeds allocated to general marketing will be used to market Vital Leaf's products with the intention of driving customer acquisition and product sales growth

*Manufacturing*

Vital Leaf plans to use the proceeds allocated to manufacturing to continue the production of its current suite of products, as well as prepare for the production of new products detailed in its product roadmap.

*Future Wages*

Proceeds allocated to future wages will be used to support the future payroll of the Vital Leaf team.

*General Working Capital*

General working capital proceeds will be used to support the operational expenses incurred by the company.

*Intermediary Fees*

This allocation includes fees related to launching the crowdfunding raise, including MicroVentures related fees.

## Product Roadmap

Within the next year, Vital Leaf plans to add the following products to its suite of CBD functional wellness products:

- CBD latte beverages
- Universal CBD tinctures
- A full line of clean, functional skincare products including face serums and massage oils

The company also hopes to launch a complete rebrand of its product packaging within the next year.

## Business Model

Vital Leaf sells its products wholesale distributors and brick and mortar retailers, as well as directly to customers through its e-commerce channel. Additionally, the company's products are available through online channels such as Leafly and Kuure.com. Regular pricing for Vital Leaf's products is as follows:

- Chocolate – $15.00/100mg bar
- Elixir Drop Tinctures – $25.00 - $69.00 (depending on potency)
- Body Balm – $39.00
- Capsules – $15.00 -$69.00

The cost to produce each of Vital Leaf's products is as follows:

- Chocolate – $2.86 - $3.70
- Elixir Drop Tinctures – $6.02 - $12.80
- Body Balm – $7.11 - $7.43
- Capsules – $21.06 (for 30 count bottles)

## USER TRACTION

*Retailers*

Currently, Vital Leaf's products are sold in over 300 retail locations across those U.S. States in which products are available include:

- Alaska
- Arizona
- California
- Colorado
- Florida
- Georgia
- Idaho
- Illinois
- Indiana
- Iowa

- Kansas
- Kentucky
- Maine
- Massachusetts
- Michigan
- Minnesota
- Missouri
- Montana
- Nebraska
- New York

- North Carolina
- North Dakota
- Ohio
- Oklahoma
- Oregon
- South Carolina
- Tennessee
- Texas
- Washington
- Wisconsin

Select retailers and partners include Wegmans, New Seasons Market, New Leaf Community Market, National Co+op Grocers, and Good Earth Natural Foods.



The company's products are also available on online retailers, such as Leafly.


Through Q3, Vital Leaf has generated $395,650 in revenue in 2020. In 2019, the company generated revenue totaling $1,090,030, a 98% increase from 2018, in which the company generated revenue totalling $549,830. Revenue increased sharply in Q4 2018 due to increasing sales likely sparked by rising consumer interest in CBD products . Vital Leaf achieved a record quarter for revenue in Q1 2019, but subsequent revenue has declined due to decreases in brick and mortar sales.  Since inception, the company has generated a total of $2,061,257 in revenue.



Through Q3, Vital Leaf has incurred expenses totaling $735,494 in 2020. In 2019, the company incurred expenses totaling $1,910,157, an increase of 166% over 2018 expenses of $717,231. In Q4 2018, as well as Q4 2019, expenses spiked due to increases in interest expense. Since Q4 2019, expenses have declined, due in part to lowered costs of goods sold. Since inception, Vital Leaf has incurred expenses totaling $3,583,423.





Vital Leaf's expenses can be further broken down into the following categories:



Through Q3, the company has incurred a net loss of $339,845 in 2020. In 2019, Vital Leaf incurred net losses totaling $820,127, an increase from 2018 in which the company experienced a net loss of $167,401. In Q4 2019, Vital Leaf experienced the largest net loss in the company's history, due to record high expenses caused by interest expense increases. Through Q3, the company has averaged a monthly burn rate of $25,334 per month in 2020. As of August 2020, the company had about $200,000 cash on hand, giving it roughly eight months of runway.



INDUSTRY AND MARKET ANALYSIS

Vital Leaf operates within the cannabidiol, or CBD, industry. According to BDS Analytics and Arcview Market Research, CBD market sales are projected to exceed $20 billion by 2024. As major retailers continue to announce their stocking and private label development of CBD products, BDS Analytics predicts that the majority of CBD



product sales will soon occur in general retail stores, rather than cannabis dispensaries, as is currently the case. Moving forward, BDS Analytics market insights indicate that the success of products is dependent on education and understanding, dosing, and consistent labeling. BDS Analytics notes that CBD may be in a unique position compared to other nutraceutical or supplement ingredients for two reasons: 1) as an active ingredient in cannabis, it has a storied history of health and wellness use, and anecdotal evidence of efficacy, and 2) it is one of the few natural remedies with scientific basis for at least some of the claims being made about its curative powers.[vii]

According to Data Bridge Market Research, the CBD oil market is anticipated to expand at a compounding annual growth rate (CAGR) of 31.9% over the forecast period 2020 to 2027. The market's expansion is currently driven by the focus of unconventional applications of hemp extract and CBD oil for holistic medicinal purposes.[viii] According to Grandview Research, the global legal marijuana market is anticipated to reach $73.6 billion by 2027. The market is anticipated to expand at a CAGR of 18.1% over the forecast period due to the increasing legalization of medicinal and recreational use.[ix]

In 2018, the U.S. Farm Bill designated hemp as an agricultural crop and made it legal to farm nationwide.[x] Increasing consumer interest in hemp and CBD is driving new market entrants to fill shelves with hemp-derived products to meet the growing demand in an evolving regulatory environment.[xi] Hemp and marijuana are derived from different varieties of the Cannabis sativa species. Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal provided that it contains no more than 0.3% THC.[xii] According to a study by Harvard University, CBD is commonly used to address health issues such as anxiety, insomnia, and chronic pain. The strongest scientific evidence for CBD's treatment of health issues is its effectiveness in fighting childhood epilepsy syndromes such as Dravet Syndrome and Lennox-Gastaut syndrome (LGS).[xiii]

Although the Farm Bill changed the federal government's position on hemp farming and the production of CBD oils, individual states have not responded in-kind and the debate on the substance's legality is still murky. Also, in testimony before Congress, former FDA commissioner Scott Gottlieb suggested that potent CBD products be regulated as a pharmaceutical product requiring FDA approval, while low-dose products continue to be allowed to stay on the shelves of CBD merchants.[xiv] Currently, the FDA maintains that it is a prohibited act to introduce into interstate commerce any food to which CBD or THC has been added and that both CBD and THC are excluded from the definition of "dietary supplement" and cannot be marketed or sold as such.[xv]

Vital Leaf operates broadly within the Lifestyles of Health and Sustainability (LOHAS) and Wellness industry. In 2019, companies within the industry received $15.47 billion of venture capital investment, spread across 2,123 deals. This represented a slight decrease from 2018, in which the industry received $15.51 billion in investments across 2,219 deals. Other industry funding information includes:[xvi]

- Companies have received a total of $62.18 billion across 13,574 deals from 2009 to 2019
- Median deal size was $1.13 million, the highest since 2011
- Median post money valuation was $8.95 million, a decrease of 16.4% from 2018





Capital Invested & Deal Count in LOHAS & Wellness Companies (2009 - 2019)

Source: PitchBook Data, Inc.

**RE Botanicals:** Founded in 2018, RE Botanicals is a South Carolina-based producer of CBD hemp oil tinctures, body oil, and capsules. The company also offers tinctures designed specifically for pets. RE Botanicals products are USDA-certified organic, grown and extracted in South Carolina, non-GMO, and glyphosate free.[xvii] Currently, the company's tinctures are priced from $9.99 to $899.99 depending on the size and CBD content,[xviii] while the company's body oil products range in price from $19.99 to $34.99. [xix] RE Botanicals' capsules are priced between $14.99 and $59.99 depending on the servings.[xx] In April 2019, the company raised a $2 million seed round led by BIGR Ventures.[xxi]

**Bluebird Botanicals:** Founded in 2012, Bluebird Botanicals is a manufacturer of full-spectrum hemp extracts and CBD oil. Currently, the company offers a suite of products, including CBD extract tinctures, capsules, lotions, pet products, and isolates. Bluebird Botanicals products are vegan, cruelty free, and certified glyphosate residue free.[xxii]While pricing varies depending on size and CBD concentration, tinctures start at $12.95[xxiii], capsules at $4.99[xxiv], lotions at $9.95[xxv], pet products at $12.95[xxvi], and isolates at $24.95.[xxvii] Bluebird products can be found in over 570 retailers in the U.S.[xxviii]

**NuLeaf Naturals:** Founded in 2014, NuLeaf Naturals manufactures full-spectrum CBD oil for human and pet consumption, as well as full-spectrum CBD capsules. The company's CBD oil is made using hemp extract and organic virgin hemp seed oil and is lab certified and derived from organic hemp. Currently, NuLeaf's individual tinctures range in price from $38.50 for 300mg of CBD to $439.00 for 6,000mg of CBD.[xxix] The company's capsules come in 20 and 60 serving bottles ranging in price from $38.50 to $99.00 per bottle.[xxx] NuLeaf products can be found in retailers across the U.S.[xxxi]




**Christina Sasser, Co-Founder and CEO:** Christina co-founded Vital Leaf and currently serves as the company's CEO. In addition to Vital Leaf, Christina is also the founder and owner of Activation Foods, an artisanal producer of high-vibrational, organic, local, and seasonal superfoods. She also serves as a curator and producer at The Nourishment Lab, a collaborative, interactive cooking school. Prior to founding Vital Leaf, Christina held the role of Marketing Specialist at Rebbl Tonics. Christina holds her bachelor's degree in Environmental Studies from the University of Oregon.



**Saki Kridakara, Board of Directors:** Saki currently serves on the Board of Directors of Vital Leaf. In addition to his role at Vital Leaf, Saki is also a financial analyst for a private investment syndicate. Prior to Vital Leaf, Saki has held a variety of roles, including Senior Technical Director at Obscura Digital, Co-Founder of HJK Solutions, and Director, Corporate Enterprise Infrastructure and Applications at Infospace. In total, Saki boasts 18 years experience in operations and financial management and 10 years experience in corporate infrastructure management. Saki holds his bachelor's degree in Business Management from Louisiana State University.

## PAST FINANCING

| Round | Date | Security | Amount | Valuation Cap | Discount | Interest Rate |
|---|---|---|---|---|---|---|
| Seed | Aug. 2016 – Aug. 2018 | Convertible Note | $760,000 | $2,750,000 | 20% | 8% |
| Bridge I | Aug. 2018 – Dec. 2018 | Convertible Note | $405,000 | $3,900,000 | 20% | 8% |
| Bridge II | Feb. 2019 – Jul. 2019 | Convertible Note | $120,000 | $8,000,000 | 20% | 8% |
| Bridge III | Feb. 2020 | Convertible Note | $100,000 | $10,000,000 | 20% | 8% |

## INVESTMENT TERMS

**Security Type:** Crowd Notes
**Round Size:** Min: $25,000 Max: $250,000
**Discount Rate:** 20%
**Valuation Cap:** $5 million
**Conversion Provisions:** In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

## PRESS



**POPSUGAR:** I've Tried a Lot of CBD Chocolate, but This One Is by Far the Best I've Ever Had
**Thrive Magazine:** Volume 16, August 2018
**MJ Lifestyle:** A Directory of Hemp CBD and Cannabis Brands We Trust
**Merry Jane:** As Prices for Legal Cannabis Drop, Oregon Farmers Ditch Weed for Hemp
**Southern Oregon Good Herb:** June – July 2018

RISKS

Investment Risk

***An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment.*** There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

**Company Risk**

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,



- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.businesswire.com/news/home/20200211005646/en/Global-Health-Wellness-Market-2020-2024-Increasing-Incidences

ii https://www.fastcompany.com/90247896/these-10-market-trends-turned-wellness-into-a-4-2-trillion-global-industry

iii https://born2invest.com/articles/cannabis-companies-130b-wellness-market/

iv https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

v https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

vi https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

vii https://bdsa.com/u-s-cbd-market-anticipated-to-reach-20-billion-in-sales-by-2024/

viii https://www.globenewswire.com/news-release/2020/04/20/2018808/0/en/CBD-Oil-Market-Size-2020-Industry-Share-Growth-Trends-Revenue-Analysis-Top-Leaders-Dr-Hemp-Me-Green-Roads-Royal-CBD-CBD-Oil-Europe-King-CBD-Says-DBMR-Analyst.html

ix https://www.grandviewresearch.com/press-release/global-legal-marijuana-market

x https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

xi https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

xii http://fortune.com/2018/12/21/hemp-federal-farm-bill/

xiii https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

xiv https://www.politico.com/story/2019/05/31/states-hemp-oil-market-1460113

xv https://www.fda.gov/media/131878/download

xvi PitchBook Data, as of August 20,2020

xvii https://www.rebotanicals.com/

xviii https://www.rebotanicals.com/product-category/tinctures/

xix https://www.rebotanicals.com/product-category/relief-body-oil/

xx https://www.rebotanicals.com/product-category/capsules/

xxi http://www.finsmes.com/2019/04/re-botanicals-raises-2m-in-funding.html

xxii https://bluebirdbotanicals.com/pages/certifications

xxiii https://bluebirdbotanicals.com/collections/extracts

xxiv https://bluebirdbotanicals.com/collections/hemp-capsules

xxv https://bluebirdbotanicals.com/collections/cbd-cream



xxvi https://bluebirdbotanicals.com/collections/animals

xxvii https://bluebirdbotanicals.com/collections/isolates

xxviii https://bluebirdbotanicals.com/pages/where-to-find-us

xxix https://nuleafnaturals.com/product/full-spectrum-hemp-cbd-oil-60mg-ml/

xxx https://nuleafnaturals.com/product/full-spectrum-hemp-cbd-capsules-15mg-softgel/

xxxi https://nuleafnaturals.com/locations/

**EXHIBIT C**
**Subscription Agreement**

*Subscription Agreement*

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Vital Leaf Inc.
4207 SE Woodstock Blvd, #247
Portland, Oregon 97206

Ladies and Gentlemen:

The undersigned understands that Vital Leaf Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000.00 of Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated January 28, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on April 12, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

**4. Payment for Securities.** Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

*a) General.*
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) *Information Concerning the Company.*
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

*c) No Guaranty.*
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

*d) Status of Undersigned.*
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

*e) Restrictions on Transfer or Sale of Securities.*
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**9. Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Dispute Resolution.**

    **a) General Rule.**

    Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    **b) Appeal of Award.**

    Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

**c) Effect of Award.**

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

**d) No Class Action Claims.**

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| If to the Company: | Vital Leaf Inc.<br>4207 SE Woodstock Blvd, #247<br>Portland, Oregon 97206<br>Attention: Christina Sasser |
|---|---|
| with a copy to: | 1050 Connecticut Avenue, NW Suite 500<br>Washington, DC 20036<br>Attention: Louis A. Bevilacqua Esq. |
| If to the Purchaser: | [PURCHASER ADDRESS]<br>[E-MAIL ADDRESS] |

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
|---|
| By_____<br>Name: |

| **PURCHASER (if an entity):** |
|---|
| _____<br>Legal Name of Entity<br><br>By_____<br>Name:<br>Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Vital Leaf Inc.** |
|---|
| By_____<br>Name:<br>Title: |

**EXHIBIT D**
**Crowd Notes**

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

# Vital Leaf Inc.

# CROWD NOTE

FOR VALUE RECEIVED, Vital Leaf Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million

The "**Discount**" is 20%.

The "**Offering Deadline**" is April 12, 2021.

**1. Definitions.**

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

## 2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u>

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

**EXHIBIT E**
**Pitch Deck**



# Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication  of this document or to reflect the occurrence of subsequent events.

*Please see the end of this presentation for important risk disclosure information.*



# Meet Vital Leaf



A DOSE OF VITALITY

Founded on the commitment to create trusted, premium functional products using organic and impeccably sourced real-food ingredients created to ultimately support your health and well-being.









**Vital Leaf combines the potential benefits of phytonutrients & cannabinoids in plant-based formulas.**

EDIBLES

TINCTURES

CAPSULES

SKINCARE



# Vital Leaf's Goals





Healthy &
Delicious

Branded for
Functional Foods
& Clean Beauty Sector

Effective &
Accessible

# We're Building a National Brand



Trusted CBD brand in over 300 independent retailers

Online sales direct to consumer nationwide



Hemp-derived CBD
could outpace
all other cannabis
markets.

**$16.8 BIL**
By 2025



source: https://thcnet.com/news/brightfield-group-sizes-up-the-us-cbd-market-in-new-report

# The convergence of Food & Beauty may be fueling a new booming self-care market.



PACIFICA
BEAUTY POWDER
GLOW GREENS
GLOW FOR IT
VEGAN FORMULA
HUM
GUMMIES WITH BENEFITS
GLOW SWEET GLOW
VITAL PROTEINS
BEAUTY COLLAGEN
THRIVE COSMIC
BEAUTY DUST
Moon Juice
TARGET STRESS AND ACCELERATED AGING, IMPROVE SKIN CLARITY, AND HELP PROTECT FROM FREE RADICALS.
OLLY
UNDENIABLE
BEAUTY

Functional Food sales are expected to increase from $175 billion in 2019 to $276 billion by 2025.

source: https://www.statista.com/statistics/252803/global-functional-food-sales/



Vital Leaf



### Christina Sasser
CEO & Product Development
- Former National Marketing Director for Coconut Bliss
- Artisan Chef and Product Analyst
- Large scale production experience



### Clarice Coppolino
Creative Director & Designer
- 10+ years experience in Corporate Branding and Graphic Design
- Keen eye for aesthetic details in visual communications and user experience
- Skilled strategist with market and consumer trends in mind



### Bert Williams
Production and Supply Chain Manager
- Previously served as head of Operations at a prominent herbal company
- Substantial production and supply chain experience
- Proficient Inventory Analyst

**Our Team**



# Our Team



## Kristin Bowen
Financial Controller

- Experienced Startup entrepreneur
- Cash flow forecasting and strategic planning
- Expert in ERP and Accounting Systems



## Danae Redhawk
Sales & Marketing

- 9+ years experience in cannabis industry
- 5+ years Project Management experience

Vital leaf
A DOSE OF VITALITY

# All the Pieces to the Puzzle

**Growth Oriented Product Strategy**
Aligned with markets and consumer trends in food & beauty





**Trusted Brand**
Wholesome, wellness-minded brand aims to convey values and transparency

**Seasoned Team**
Skilled in artisan food formulations, operations, and logistics





**Market Proven**
Wide market penetration and traction nationwide

# This Raise

| Use of Funds | SALES & MARKETING |
| | PRODUCT MANUFACTURING |
| | LAUNCH NEW BRANDING |
| | EXPAND PRODUCT OFFERINGS |



https://vitalleaf.com

# Risk Disclosures

## Investment Risk

***An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity.*** You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

# Risk Disclosures

## <u>Company Risk</u>

*The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:*

• Rapidly changing consumer preferences and market trends,

• Inability to expand and maintain market acceptance for the company's services and products,

• Inability to gain access to international markets and comply with all applicable local laws and regulations,

• Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,

• Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,

• Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,

• Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,

• Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,

• Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,

• Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

# Risk Disclosures

## Company Risk (cont'd)

• Inability to adequately secure and protect intellectual property rights,

• Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

• Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

• Changes in laws and regulations materially affecting the company's business,

• Liability risks and labor costs and requirements that may jeopardize the company's business,

• Dependence on and inability to hire or retain key members of management and a qualified workforce,

• Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

• Issuance of additional company equity securities at prices dilutive to existing equity holders,

• Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering,

• Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

**EXHIBIT F**
**Video Transcript**



Vital Leaf, Inc. Video Transcription
October 27, 2020

---

Hi, I’m Christina Sasser, CEO and co-founder of Vital Leaf. Our journey began here in Portland, Oregon in 2016, when we set out to establish a trusted, purpose-driven wellness brand in the burgeoning hemp industry.

For the past four years, we have been infusing the healing potential of phytocannabinoid-rich full-spectrum, regeneratively-sourced hemp into our family of products. Our  family of wellness products include body balms, capsules, tinctures, and our delicious, top-ranking chocolate.

Vital Leaf has an established and trusted reputation in the CBD marketwith numerous accolades and glowing 5-star reviews. We received a high score on the Center for Food and Safety’s CBD score card and appear on various top-ranked CBD Brand Directories[1234], which recognize our commitment to safety, transparency, and efficacy. Where our passion really shines through is in the care we take in sourcing exceptionally delicious and clean, plant-based ingredients that enhance the overall user experience and product functionality. Over the years, we have grown a loyal customer base that regularly tell us how much our products have positively impacted their lives.



POPSUGAR.
"Within half an hour of eating two servings of this chocolate, I felt a sense of calm wash over me. I felt more relaxed, less stressed, and ready to take on the rest of my busy schedule that day. I'm going to stock up on these immediately."
POPSUGAR ARTICLE: I'VE TRIED A LOT OF CBD CHOCOLATE, BUT THIS ONE IS BY FAR THE BEST I'VE EVER HAD



# HEMP CBD SCORECARD
## MARCH 2020

| GRADE | COMPANY |
|-------|---------|
| A | Ancient Nutrition, Bluebird Botanicals, feals, Garden of Life, green roads, Hemp Fusion, Barlean's Salvation, JOY Organics, MEDTERRA, NuLeaf, Palmetto Harmony, RE:, Shikai, SUNSOIL |
| B | CBD Living, Gaia Herbs, HEMPWORX, CBD, K, CBD, +CBDoil, PRIME BODY, SAGELY |
| C | CBDISTILLERY, irwin |
| D | No companies in this category. |
| F | |

CENTER FOR FOOD SAFETY
www.centerforfoodsafety.org

---



★★★★★

"After doing some online research, I discovered Vital Leaf and have been ordering all of my products from them since. I believe CBD has changed my life. Not only do I sleep better, but I have way less anxiety. I also believe it has helped to lift my depression! Vital leaf has excellent products."





## Highly Curated CBD Directories





As we look toward the future and consider how to best serve evolving customer needs, we are investing more in our ecommerce sales platform. When Vital Leaf first launched, we quickly established the brand with nationwide  distribution and placement in over 300 accounts. Now, with shifts in the consumer landscape due to COVID-19, our online direct-to-consumer sales are on the way to surpassing revenue from wholesale and distribution  sales. We are continually improving our online offerings and interface to meet the demands of today's savvy-CBD consumer, implementing features to reduce friction in the user experience, and offer value-added educational content.



Vital Leaf CBD Elixir Drops formulated using high-potency, phytocannabinoid-rich, full-spectrum hemp extracts and organic ingredients. This double-strength CBD tincture is a delicious blend of organic coconut-derived MCT (medium chain triglyceride) oil and full-spectrum CBD-rich hemp extract, enhanced with a sweet hint of the ancient Chinese medicinal herb, Lo Han Guo, otherwise known as monk fruit, and pure, organic extracts of rose, cardamom, and vanilla bean. These CBD drops are truly a versatile and convenient way to revitalize your day!

*Our Elixir Drops are sweetened naturally with monk fruit, which is highly concentrated. For the most optimal experience, shake the bottle vigorously before dispensing to ensure the formula's sweetness is evenly distributed. Users may experience a slight variation of sweetness levels between batches due to the concentrated nature of this natural sweetener.

INGREDIENTS: Organic coconut-derived MCT oil, proprietary blend of organically grown full-spectrum phytocannabinoid-rich hemp extracts, monk fruit (Lo Han Guo), vanilla extract, rose extract, cardamom extract.

**VIEW LAB RESULTS**

**RELATED PRODUCTS**

Get a **FREE gift** with every purchase.
WHILE SUPPLIES LAST!

f ⊙ FREE SHIPPING on all orders $75+ ))) Get a free gift with every purchase!

**VITAL LEAF**
A DOSE OF VITALITY
ABOUT · SHOP · PRODUCTS · SALE · LEARN · CONTACT · LOGIN

# lab results

ALL PRODUCT TESTING IS PERFORMED IN AN ISO-CERTIFIED LAB.

**FREE GIFT** | A Complimentary CBD product will be included in your order

CBD Chocolate Bar | Classic Dark | 12 unit Case | 100mg CBD

CBD Elixir Drops Tincture | Chocolate Mint | 250mg CBD

With several exciting, new, and innovative product offerings in the pipeline, your investment will help us as we work to launch these new products, meet consumer demand and accelerate growth. We have designed and are ready to launch a new line of delicious, functional, plant-based, CBD latte beverages in three flavors, their formulas nearing finalization. To align with the surging clean skincare and natural beauty sector, we have several topical formulations that we are excited to launch in 2021.

With your support, we also plan to launch our new, beautifully designed, re-branded product packaging across the brand family and expand upon our current chocolate bar line to offer a new flavor option and higher potencies. We believe these refinements to our brand identity and product offerings will strengthen Vital Leaf's position as a leading, competitive brand in the CBD industry.

This is an exciting time at Vital Leaf. We have the team, the channels, and a market-proven, trusted brand. We are dedicated to our regenerative mission, and we are ready to scale our business to grow both nationally and globally. Thank you for getting to know us. We look forward to growing with your support and check out the investor-only perks below! Thank you so much.

Sources:

1 https://www.centerforfoodsafety.org/issues/5706/hemp-cbd-products/hemp-cbd-scorecard

2 https://cbdoilreview.org/vital-leaf-review/

3 https://www.cbdbreaker.com/reviews/best-cbd-chocolates/

4 https://www.leafly.com/brands/vital-leaf

**EXHIBIT G**
**Webinar Transcript**



Vital Leaf, Inc. Webinar Transcript
January 28, 2021

Brett Andrews: Hey everybody. This is Brett Andrews with MicroVentures. Thank you all for listening into this webinar today. So today we're going to be hearing from Vital Leaf, a purpose-driven CBD wellness company that infuses the healing potential of phytocannabinoid rich hemp extract into its products. Hoping to help support the user's wellbeing with carefully sourced natural products. We are joined today by their co-founder and CEO, Christina Sasser.

Christina co-founded Vital Leaf, and currently serves as the company CEO. In addition to Vital Leaf, Christina is also the founder and owner of Activation Foods, an artisanal producer of high vibrational, organic, local and seasonal super foods. She also serves as a curator and producer at the Nourishment Lab, a collaborative, interactive cooking school.

Prior to founding Vital Leaf, Christina held the role of Marketing Specialist at Rebel Tonics. Christina holds her bachelor's degree in Environmental Studies from the University of Oregon. How are you doing today, Christina?

Christina Sasser: I'm doing great, Brett. Thank you.

Brett Andrews: Yeah. Great. Thank you for joining us today. So just for people listening in, the format, hopefully you can see the slide deck. Christina's going to spend about 10 to 15 minutes going through that pitch deck presentation, and then she'll turn it back to me and we'll get into some Q&A. With that, Christina, if you want to kick it off and introduce everyone to Vital Leaf.

Christina Sasser: Yeah. Well, thanks so much. It's really great to be here and thanks for making your way to this presentation, however you got here, whoever is tuning into this. Let me introduce our company Vital Leaf. This is just a legal notice here about the raise. I'm just going to skip over that. So meet Vital Leaf, as Brett said, we are a purpose-driven wellness company.

We're based in Portland, Oregon. Our mission is to create trusted premium functional products that use organic, sustainable, regenerative, real food ingredients that ultimately support the customer's health and wellbeing. So, this is just a little slide that actually shows a current mockup of our new rebranded chocolate packaging.

Vital Leaf, really at the core of what we do is we create formulas that combine the healing potential of phyto-cannabinoid rich hemp extracts with real food ingredients that are rich in phytonutrients to make plant-based formulas. We specifically create formulas that combine ingredients in such a way to potentiate and enhance the beneficial components of the cannabinoids. So our current line of products, we have 17 SKUs.

Those range in four different product categories. Our most popular being the edible category, which is our chocolate line. We have three different SKUs of chocolate and two different sizes. We also have products in the tincture category. We call them elixir drops, which come in two flavors in several different sizes. We have our relief capsules that come in two different options and skincare. Currently those are our body bombs. We are looking to expand skincare and I'll talk about that more as well as the edible category and tinctures.

At Vital Leaf our goal and our mission has been to establish ourselves as one of the most beloved and trusted brands in the CBD industry. And so we do that by creating healthy and delicious products that are beautifully branded for the functional foods and the clean beauty sectors, which is part of the natural products industry, and to make formulas and products that are effective and accessible. With all of the products that we make, you're really getting a premium product at  very market competitive costs.

So to do this, we've been building a national brand. That was always our goal from the inception. We've accomplished this by really building out a network of brokers that conduct sales for us nationwide. They are all brokers in the natural products industry, and they've been able to establish accounts and over 300 different independent retailers all over the country.

Those range from New Seasons to Wegmans and some of the stores in the national co-op grocery network and many others, as we sell our products in health clinics, acupuncture clinics, health spas, retreat centers, yoga studios, and boutique stores. So we really have a plethora of different retail partners that our products are found in across the country.

Even juice bars and coffee shops and tea houses we have a few accounts those as well. We also do direct sales to customers through our online web portal, as well as several other e-commerce retailers like Leafly and cure.com.

2020 was a year of adaptation for our company. We really set out in the inception of the brand to be a brick and mortar focused business. With the Corona virus last year, it really kind of changed some of our marketing plans. We started to see our retail sales slumping because customers were... their shopping patterns were changing, their visits to the store were changing. So through the course of 2020, we became very adaptable.

Really, since March of last year, we've seen our online direct to consumer sales increased quite a bit. Some months we've even been at half and half of half in wholesale and retail sales and half to direct to online customers. So we will continue to really cultivate our online sales in the future as well, since we're seeing that as such a strong sales channel. Of course, we get more of the profit margin on those sales. So it's actually been a good thing for us.

Of course, the hemp-derived CBD market continues to grow every year and it's projected to become up to almost a $17 billion industry in the next five years. So it's definitely still growing and will continue to. Where we see Vital Leaf is really at the convergence of a booming sector in the natural products market, which is the food and beauty sector.

These kinds of functional food sales are expected to increase and continue to grow. Like it says here expected to be a $276 billion sector of the industry over the next five years. So we are really positioning Vital Leaf to be one of the premier CBD brands that really captures this functional category between food and beauty.

Let me introduce you to our team. I'll start with myself. I know that Brett, you just gave a lovely introduction. One piece that was missed is that I was also the National Marketing Director for Coconut Bliss, which is a very popular non-dairy ice cream brand that was founded here in Oregon by some really good friends of mine actually. It's still the number one selling non-dairy ice cream across the country. And it has been for the last eight years running.

I've been in the natural products industry for 20 years now. I'm also an Artisan Chef and a Product Analyst. I sort of have been a student and I study the natural products industry. I will joke to friends of mine that I spend a lot of time at the grocery store because for me, taking a trip to the grocery store is almost taking a trip to an art gallery.

I want to look at all of the products and look at all the labels, and I'm just constantly fascinated by the products that are coming out in the market and looking at trends and new ingredients and really looking at all the possibilities for where consumer interest is going. So that's just a little bit more about me and my story.

Clarice Coppolino, she's our Creative Director and Designer. I've always said that she's our secret weapon. She has over 10 years of experience and Corporate

Branding and Graphic Design, and really she has had her influence on every stitch of our branding. She has just such a sharp eye for visual details and visual communication, and she has a background of working with [B Corp 00:10:00]. So she's very tuned in with many of the brands that are in the sustainability and natural products sector.

And then we have Bert. Wonderful Bert, who's our Production and Supply Chain Manager. He previously was the head of Operations at a very prominent herbal products company that specialized in Chinese medicinal herbs and products. Bert is actually a doctor of Chinese medicine. He's just a really a wonderful person and oversees all of our Production and Supply Chain.

And of course that brings us to Kristin. Who's our Financial Controller. She started with us as our bookkeeper and she's really a very experienced Startup entrepreneur herself and has just been absolutely invaluable to helping us grow the company and keeping everything in tip top shape with our books and our accounting.

And then Denae, she's our assistant operations director. She comes with just a plethora of experience in the cannabis industry and Project Management experience. She is that dynamic person in our organization that really keeps everything humming along on a day-to-day basis. We also have our warehouses, person B. He is the person on the ground here in Portland who oversees all of our shipping and receiving and makes sure that everything is tight ship at our headquarters.

So that's a little bit about us. This slide is really just to kind of shore everything up. So we have all the pieces to the puzzle of why we feel like we are a brand that is poised for long-term success in the CBD industry. We have a growth oriented product strategy that's aligned with market and consumer trends in the food and beauty sectors. I feel really confident in the product improvements that we will be rolling out this coming year as part of this fundraise efforts.

We have a wholesome wellness minded brand that aims to convey our values. And we're very transparent. We have wonderful reviews all over the internet. We have a lot of faithful customers that basically become our ambassadors. We have a seasoned team of wonderful humans. We're artisan food formulators, we're operations and logistics ninjas, and we really keep things humming along.

I know that this past year has proven just what a resilient crew we are. We've really tackled some big challenges through this pandemic time. And we have a market proven brand. We already have wide market penetration nationwide, and our sales have proven that we have a customer retention. So the use of funds from this MicroVentures raise are really going to four different areas of the business. We will use about a quarter of the funds to go towards sales and marketing efforts.

Those will be not only in the improvement of the brand aesthetic with the updated packaging but it will be in our improvements to our online outreach, improvements to our website, of course product manufacturing, cost of goods. Launching the new branding, that is a big piece of the puzzle. Again, about a quarter of the funds raised will go towards purchasing of new product packaging.

We're getting upgraded bottles, boxes, jars. We're really kind of stepping it up to the next level and solidifying our brand with beautiful, customized product packaging on this rebrand. And of course expanding the product offerings, which comes with some R&D and sourcing new ingredients that really give our products an even greater functional edge over some of the competitors that are in the CBD space.

That brings us to the conclusion of the presentation. Thank you so much for hearing all of that and looking forward to fielding your questions here, Brett.

Brett Andrews: Yeah. Thank you, Christina. That was super helpful and great presentation. So you mentioned that you're an artisanal chef and you're super passionate about food. I was curious, I guess with respect to the edibles. I know you have a number of different types of SKUs and product offerings. But with respect to the edibles maybe this is me assuming, but did you have a hand coming up with the formulation and how you're putting together the ingredients for chocolates and specific and other products that you've put together?

Christina Sasser: Oh yes, absolutely. I'm down to every single last ingredient from the sea salt to the cacao to every cannabinoid that goes in. That's really one of my favorite parts of the process is, it's kind of like a treasure hunt really. Every ingredient that we put into our products is very carefully sourced and selected. And we really look for ingredients that are grown ethically, regeneratively, organically and sustainably.

And of course they have to taste good. If it doesn't taste good and it's not plant-based, then it's not going in our product line. We really pride ourselves on keeping any kind of additives refined sugars any kind of ingredient that you can't pronounce, or you don't know what it is, and it's not a natural, pure plant based ingredient, it's definitely not showing up in Vital Leaf's line of products.

Brett Andrews: As a consumer, I appreciate that definitely. And so in terms of the formulation process, what is that like? Is it you in a kitchen and you just got a bunch of ingredients and it's just trial and error til you find something that works, that tastes right and has the ingredients that meet your standards?

Christina Sasser: Yeah. we have an R&D kitchen that we work in to test formulas out, to make test batches of everything. We have a very rigorous process that we go through with everybody on the team, tasting everything, making a lot of notes, and then we go back in and we refine things until we're really confident that it's the right formula, the right ratios of everything, and that when our customers get their hands on one of our products, that they're going to have a pleasurable experience that's also going to deliver on the benefits that they're looking for.

So it's a lot of fun. I mean, I'm a chef. So getting in the kitchen is one of my favorite parts of my role in the company. I definitely wear a lot of hats, but it's probably one of my favorite parts of the job.

Brett Andrews:     It sounds fun. I'm jealous of your taste testers. I bet that's a pretty cool job just to be hanging out there and eating chocolate and other treats all day. So that's-

Christina Sasser:     We get really scientific. We get really detailed on our tasting.

Brett Andrews:     Yeah. I bet. You probably have to have a good palette just to make the cut. Okay, so that's the design or the R&D process, I guess. Can you talk a little bit about the supply chain process? You guys come up with a formulation that works. Can you kind of just walk us through everything from the sourcing of the ingredients to whether or not you guys use a co-packer or where you actually put the product together at some sort of scale and then how you package it and ultimately fulfill the customers?

Christina Sasser:     Yeah, sure. That's a great question. Really the secret sauce of Vital Leaf's products I've always said is our cannabinoids. That's why people are coming to the products in the first place is to get the hemp-based extracts. We work with a handful of farmers that are based here in Oregon. We do source all of our cannabinoids from Oregon farmers, which primarily are specialized in growing high CBD strains of the hemp plants.

It is always been my firm belief that Oregon has the best high CBD genetics in all of the country. We specifically have a small group of regenerative hemp farmers that we source our hemp extracts from. We use $CO_2$ extraction, which produces a full spectrum hemp extract oil. So it has other minor cannabinoids in there. It has some terpenes.

And then from there, we have a lot of other suppliers from packaging suppliers to our cacao, which comes from a direct source cooperative in Ecuador where most of the farmers are practicing organic and regenerative farming. A lot of small scale farmers to our MCT oil, which goes in our elixirs.

Like I said, it's kind of a treasure hunt to find the best ingredients available on the planet to put into our product line. So all of those ingredients and the packaging it all comes in to our co-packer. We have a wonderful co-packer that is here in Oregon. Then our co-packer puts together our formulations on some larger equipment for us. So it's very efficient, efficiently made well blended. Then we will go and pick it up from there. We get it all tests at a third party ISO certified lab here in Portland that specializes in the cannabis and the hemp industry.

We publish all of our lab results on our websites. We also have QR codes on the products so that a customer can easily see the lab results. We do our own QC, quality control process before we ever put the products into our warehouse. And then we shipped them out and we do a really great job of keeping inventory fresh and running a lean production schedule. So, that's a little bit more about that process.

Brett Andrews:    No. It's great. I appreciate the fact that you guys publish your testing results. I think especially in an industry that's as new as this is relatively, I think it's that level of transparency is super helpful and probably a big selling point to your consumers. You touched on the fact that 2020 was kind of a little bit of a transition year, I think it was for all of us. So you guys were certainly not alone. It was a wild year to be sure.

But one of the things that you mentioned was how you had to shift go to market strategies a little bit to be a little more heavy online, sometimes upwards of 50, 50%. I guess I'm just curious when you look at those two pathways, selling online direct to consumer, and then also going through the brick and mortar channels, can you talk a little bit about the differences and how you approach those two channels to get to the end customer everything from how the marketing differs to the margins?

You also mentioned that you obviously get a lot more of the money on the direct to consumer side, because you don't have a distributor in the middle. But I think it'd be helpful for people to kind of understand the two different pathways and how they differ. And then I guess just as a tack onto that, I don't mean to throw too many questions at you at once, but if that's sort of related.

Christina Sasser:    No keep talking, I got it. Yeah.

Brett Andrews:    Yes, where you see it going in the future. I know there's a lot of unknowns really related to COVID, but now that you've kind of made some inroads into direct to consumer, do you see that as playing a big piece of the business, let's say when we get to the other side of this pandemic?

Christina Sasser:    Yeah. Yep. Well, certainly I do. Let me start with saying that the approach to brick and mortar or retail sales versus a online sales direct to consumer are very different actually. It was kind of trial by fire this past year to really get ourselves aligned and caught up to speed on how to effectively communicate and market to a direct to consumer online customer. For that approach, we tried a lot of things. Some things were kind of breakeven, some things didn't really work.

An example of that is we actually tried Facebook advertising, but unfortunately Facebook doesn't allow CBD brands to advertise. So you have to create a fake landing page that doesn't really say CBD on it. And then from there, a customer has to click from that page to your site and then carry through a sale.

We found that it's just a little bit too many steps to carry the right target consumer through to an actual sale. On the other hand, we found that doing Google ads actually been pretty productive. But more than anything, it's really been communication and that has come through SEO efforts. What we've really tried to do is bring a lot of valuable content to our channels. To our social media channels, Instagram, Facebook, and to our blog and on our website.

And by bringing valuable content, it improves our SEO rankings. We get a lot of new people that come and visit the site, and if we can capture them, if we can capture their email address, and then we can begin to start a relationship with them and to talk to them and to share valuable content with them moving forward.

So we've seen our email list grow quite a bit over this past year, we offer special deals to people that are on that list. It's really about cultivating a relationship with them and giving them things that are helpful and beneficial to their lives. We've done some different online advertisements which helped to drive new customers that get on the newsletter.

I do predict that in the coming year, we will continue to see direct online sales continue to grow, and we will continue to do what we've done to improve our SEO ranking to drive new customers. Once we have a connection established with a new person to really cultivate that relationship in the best way possible. That has been working for us and we're going to continue to do that. There's a lot of routes that a company can choose to explore when it comes to online marketing.

I don't think that every route is the right route for our brand. I really have seen that what is effective is really offering true value to people. So that's really what we focus our energy on is educational content and things that are providing benefit to folks.

With the brick and mortar sales that was really our primary objective when we established the brand was to become a strong wholesale brick and mortar brand. We were well on our way and in doing so, but then March coronavirus, the shutdowns hit and consumers began to shop very differently in stores. People were buying larger baskets, but going to the store less often. Their sort of wellness spending went a lot more towards immunity, boosting ingredients or supplements.

By the time coronavirus hit the CBD sections in the retailers that are carrying CBD had become quite competitive. There's just a lot of CBD brands in the industry and shelf space was getting pretty competitive to get your hands on as a brand. Buyers and stores have been inundated by CBD brands that want them to pick up their lines. Now, I think one of the biggest challenges that we've always faced all along with brick and mortar is regulations.

And some States where retailers have a little bit more of an open gate, it's been a lot easier, but there's a lot of States that have very murky or downright hostile gates towards CBD products, particularly in edibles and our chocolate line as our most popular selling product. My prediction is that the FDA will release guidelines for the hemp industry and everybody in the industry is hoping that that will occur this year, in 2021.

And in doing so, that will open up a lot of other retailers that haven't yet stepped into having a CBD category in their stores. In doing so, it's going to also open up some of the larger national distributors. Two of the largest natural product distributors in the country are UNFI and KeHE. And they have not yet brought in CBD products in all the different categories into their warehouses yet because of FDA regulations.

Now, when that shifts, I do believe it's going to open up a whole new sector and a whole new streamline way of getting products to the stores. So I've been in communication with KeHE for almost two years now, and I do feel very confident, especially with our rebranded products that we will be one of the chosen brands that is going to go into one of those larger National distribution channels.

Now, with the future of where the retail sector is going, there's a lot of consolidation going on in the retail channels. Most of our retailers are independent retailers because those are the ones that have decided to curate a CBD section in their stores. Like I said, there's going to be a whole new plethora of retailers that will open up to CBD when regulations change.

But for the smaller independents, there's a lot of consolidation. It's really tough for them. They're fighting up against the Amazons of the world and the whole foods, which is owned by Amazon. I think that they're going to continue to put up a good fight and there's always going to be those sort of diehard, natural product people that will only shop at their co-op. They'll always going to find their Vital Leaf there on those shelves, those are our tried and true wholesale customers.

And so I think we'll continue to be strong in those places, but I also feel like some winds of change are going to come that are going to help us go into some larger retail partners that are really going to amplify ourselves in the future. And it's all waiting for those FDA regulations to come out. It's been a wild ride, starting a business in an unregulated industry, and we've really had to fight away to establish ourselves sort of against the grain.

It's not like a normal business. [crosstalk 00:32:02] If we can keep ourselves really strong and really positioned well, which is what we're doing when these regulations shift, it's really going to signal a whole new day for the industry at large and certainly for Vital Leaf.

| Brett Andrews: | Yeah. I can totally sympathize with that. I talked to a lot of companies in the CBD space. Yeah, similar issues. I mean, you mentioned one of the questions I was going to ask was how you guys approached the online marketing, which you touched on in depth there. Because I'm aware that Facebook doesn't allow you to directly advertise. |
|---|---|
| | And then in addition to some of the stuff you talked about with constraints with brick and mortar, I do think the FDA regulations will open this up quite a bit. And you guys have done a really good job of positioning yourself to take advantage of that when it does. Props to you for that. |
| Christina Sasser: | Thank you. |
| Brett Andrews: | I know I threw a ton at you and I appreciate that in depth response from the financial perspective, you touched on this a little bit during the presentation, but maybe if you can just give people a little bit of just from a relative sense, the unit economic differences, maybe on the margin going direct to consumers versus selling in traditional brick and mortar. |
| Christina Sasser: | Sure. Yeah. We typically have... it's about 48% margins on our products between the cost of goods and MSRP. With brick and mortar, typically we do a quarterly promotion, which is 25% off, sometimes 20. During those promotional periods, our profit margins can actually be pretty low and of course their shipping costs on top of that. We might be selling a lot of volume of product during those promotional periods, but our profit margins are actually pretty slim. |
| | Now, when it comes to direct to consumer sales, we're actually keeping the entire profit margin there. We're getting in some cases in some products it's 65% profit margins on that product. With some products it's 45% profit margins. And of course we do offer coupon codes and discounts to our customers. So sometimes they'll take some percentage off, but on average we're retaining a pretty high amount of the profit from every product sold. |
| | Like I said, in the pitch deck, we never expected that we would have to sort of become so adaptable and learn to be a direct to consumer sales marketing type of organization and direction. But since we've gone in that direction and we've really started to see that side of our business take off in this past year because of the pandemic, we see just how great it's actually been to our bottom line to retain those profit margins. So there's lots of silver linings in this past year. |
| Brett Andrews: | Yeah. Yeah, no question. And for people that don't have much experience in the CPG space, I mean 65% profit margins at least from what I've seen is extremely strong. It's more of a reason why to your point that you just made, in some ways it's a blessing in disguise because it pushed you guys to do some direct to consumer and really grow that piece of the business and the difference in the margins there is just... I know you didn't say this, but not that you would ever turn away from brick and mortar altogether, but doubling down or putting some |

|  |  |
|---|---|
|  | more resources into that DTC, I think is going to be great for you guys as you continue to grow. |
| Christina Sasser: | Yeah. Thank you. |
| Brett Andrews: | Yeah. So before we wrap up, I guess the last question that I had and you touched on this a little bit as well in the deck, but just to share with folks a little bit of kind of the product roadmap as you guys move forward. I know some of the use of funds is going to go towards that. Can you talk about a little bit, I know it's on the campaign page, which I'll explain some other information people can find at the end here, but just share a little bit about some of the cool stuff you guys have in the pipeline once you get the capital and get rolling on that? |
| Christina Sasser: | I would love to. Yeah. It's pretty exciting time at Vital Leaf right now. We have been envisioning this rebrand for well over a year. We have our entire product line, our original 17 SKUs are all going to be repackaged and beautiful upscale premium bought custom bottles and custom boxes. And really, I've only gotten amazing feedback throughout the duration of the lifetime of the business on just how beautiful our branding has always been. And we're about to take it to the whole next level.

I really think that our products are going to stand out on the shelf in a way that it's going to be hard for other brands to really catch the eye of our target customer as well as what we're going to be able to do. And then of course there's product improvements that's going to come along with the rebrand effort. We're going to increase the potency of cannabinoids and across our product line.

That's really where the CBD insights are pointing us to go to, consumers are looking for higher potency products now than they were three or four years ago when these products were just sort of hitting the market. A lot of people were more new to the category, were new to cannabinoids, and there was a lot of skepticism or just sort of... I guess people were a little bit more delicate and even tenuous to try CBD products.

Whereas now, customers have really kind of evolved with the market and have matured and are looking for strong formulas. Another aspect that I'm really excited about is incorporating more functional ingredients to the line. We already are well known for doing this. As an example, our body bombs combine not only the full spectrum cannabinoids, but we use different high grade essential oils and wild harvested arnica extract in our bombs.

I love watching people try the bombs for the first time because they can feel them almost immediately. And then they have this reaction to like, "Oh my gosh, wow, I can feel it. It works." With the addition of even more phytonutrient rich botanicals and functional ingredients in the product updates, I think it's |

going to tell it even more compelling brand story to our customer base and just give us more of that competitive edge over the other products that are out there in the category.

Now, in addition to the product improvements, the potency and the packaging improvements, we're also aiming to release several new formulations this year as well as part of the rebrand. That includes a line of functional CBD drinking packets. So they're single serve packets that a person can easily open, just put some hot water on, and then they have a beautiful CBD golden milk or macho or cacao beverage.

That particular category has been growing very popular. It's kind of an intersection of functional foods and convenience foods. Of course they're all, plant-based, that's also a huge growing sector in the natural products industry is just plant-based foods. So we really sit kind of at the intersection of a lot of different categories in the natural products industry that are booming right now.

In addition to that, we have I think I mentioned it before skincare and the functional food meets beauty. So we have several other skincare from a face serum to face mask and a massage lotion that we are hoping to launch this year as well in the beautiful rebranded packaging.

So that's kind of the gist of the product roadmap. Definitely if you're curious, there's a bit more information on the page about all of that. Any investor out there that wants to talk about it more can always reach out. I'm happy to shed light on anything.

Brett Andrews:      Oh yeah, that was great. You guys got a ton going on this year, so that's super exciting.

Christina Sasser:      We got very busy, right?

Brett Andrews:      Yeah. [crosstalk 00:41:23]

Christina Sasser:      A lot of too fickle details are flying around right now.

Brett Andrews:      Yeah. It seems like a super exciting time for everybody listening to this, obviously you're on the MicroVentures campaign page if you are listening to this. You've shown some interest in this company and I think to hear what's going on and all of the growth you guys are set up for right now is super exciting. So if somebody wants to be a part of this, now's the time for sure.

For those folks who are listening to this, we appreciate you tuning in. If you have any more questions based on the webinar, obviously scroll down on the campaign page, as Christina mentioned there's a whole host of information that we put together in conjunction with their team there. Hopefully most of your questions can be answered there.

Obviously we know that not every question can be answered just with the material that we put together. So if you have any other questions for Christina there's a discussion forum down at the bottom of that page and you can feel free to submit questions there. She's been doing a good job of promptly replying to those. Feel free to ask any questions you feel haven't been fully answered by the materials or this webinar.

There's also by the way on that same page, you can see the terms of the investment, I think is right below where this webinar will be posted as well as some really cool perks related to the products I know. And just myself looking at some of these products that you have, my mouth's watering right now, I don't know if it's because I haven't eaten lunch [inaudible 00:43:05]. Some of these products are great and I know part of the perks include some of that so I'd encourage people to check that out as well.

And then of course purpose of this webinars, we are raising capital for Vital Leaf right now through this campaign. If you'd like to participate in this and all the exciting stuff that we've got going on, as we move into 2021 we'd encourage you to do so as well. If you scroll up to the top of the page there's orange invest button, you can click there.

Do you have an account with us? You're probably familiar with how the process works. It's the same typical process. Just go through the steps. If not, then I'd encourage you to set up an account it's free to do so. And then you can go that way to participate as well. I guess that's it for me as far as the Q&A goes. Christina, do you have any final parting thoughts or any other places that you'd to point people towards the find out more information or follow along with the progress of the company?

Christina Sasser:     Just for anybody out there, I just want to say thank you for tuning in, appreciate your time and your interest in the company. I'm kind of an open book. Transparency is really paramount to not only me personally, but to our company. So if there's an investor out there that's listening that just wants to ask a question and doesn't to dig through all the information on the site, that's great.

Just shoot me a question. I'm happy to answer, and check us out. Check us out on Instagram, go to our website, sign up for our newsletter. We would love to share more information and great coupons and fund deals and things like that with you. You can kind of follow along on the journey with us if you would to do that.

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| Brett Andrews: | Great. Again, Christine, I really appreciate you taking some time and sharing more about the company here today. I hope you have a great rest of your day and great rest of the week. I'll look forward to talking again soon. |
| Christina Sasser: | Yeah. Thank you so much. Thanks everybody out there. |
| Brett Andrews: | All right. Bye. |
| Christina Sasser: | Bye-bye. |